China Linen Textile Industry Issues Update on Guidance for Full Fiscal Year 2010

LANXI COUNTY, China, March 11 /PRNewswire-Asia-FirstCall/ -- China Linen Textile Industry, Ltd. (OTC Bulletin Board: CTXIF), a China-based company engaged in the production and sale of linen yarn and various types of linen fabric, today revised certain guidance for the full fiscal year ending December 31, 2010. Guidance for the full fiscal year 2010 was previously disclosed on February 23, 2010 during a virtual presentation through RedChip Companies, Inc., its investor relations firm.

The presentation included 2010 guidance for the Company's estimated revenue, gross profit, net income and fully diluted earnings per share in the amounts of $38.1 million, $12.7 million, $9.3 million and $0.46, respectively. The Company has reassessed the assumptions that underlie its fully diluted earnings per share guidance for 2010, and is withdrawing its projection of fully diluted earnings per share of $0.46 for 2010. The Company has determined that its estimated fully diluted earnings per share for 2010 is $0.39 per share.

James Shaofeng Qi, Chief Financial Officer of China Linen, stated: "We are pleased with our results for 2009, which we attribute to scientific and technological innovation and the achievement of certain of our development goals. At the end of 2009, the Company's revenue grew 31.2 percent to $30.1 million, up from $22.95 million in 2008; and comprehensive net income grew 35.6 percent to $6.06 million, up from $4.47 million. In the past five years, the Company has maintained high growth, achieving a compound annual growth rate of 39 percent in revenue, 45 percent in gross profit and 42 percent in net income. We continue to expect double-digit growth in 2010."

China Linen plans to expand its operations across the industrial value chain, to upstream and downstream, particularly in dyeing, yarn-dyed finishing and home textile areas so as to increase profitability and reinforce risk control capacity.

A copy of the Company's February 23rd presentation is available as part of the Company's Form 6-K furnished to the Securities and Exchange Commission.

About China Linen Textile Industry, Ltd.

China Linen Textile Industry, Ltd. (http://www.china-linen.net/en/main.asp ), is principally engaged in the production and sale of linen yarn and various types of linen fabric. The Company is also involved in consultation and R&D related to linen technology and linen products. The Company carries on all of its business activities through its subsidiary, Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. ("Sunrise Linen"), established in June 2002 and located in Lanxi County, the "Homeland of Flax in China," near Harbin City in China. Sunrise Linen has one yarn-spinning factory and two fabric weaving factories in its 28,000 square meters of building area with a staff of 1,500 and 310 sets of world-class, advanced producing machinery. Annual production capacity totals approximately 1,600 tons with 50 different types of yarn and 8 million meters of fabric with 110 types. Approximately 60 percent of its products are exported to more than 10 countries.

    For more information, please contact:

    China Linen Textile Industry, Ltd.
     Mr. James Shaofeng Qi
     Phone: +86-139-10934932

    RedChip Companies, Inc.
     Jon Cunningham
     Phone: +1-800-733-2447 x107
     Email: info@redchip.com

SOURCE  China Linen Textile Industry, Ltd.